UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated February 5, 2016

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26 boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-202409) OF ARCELORMITTAL AND THE PROSPECTUS INCORPORATED THEREIN.

ArcelorMittal is providing on this Form 6-K (i) its table of capitalization and indebtedness as of June 30, 2015; (ii) its results for the fourth quarter of 2015 and the full-year 2015 and (iii) certain other recent developments.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Table of Capitalization and Indebtedness

Exhibit 99.2	ArcelorMittal’s Results for the Fourth Quarter of 2015 and Full-Year 2015

Exhibit 99.3	Certain Other Recent Developments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2016

By:	/s/ Henk Scheffer

	Name:	Henk Scheffer

	Title:	Company Secretary

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Table of Capitalization and Indebtedness

Exhibit 99.2	ArcelorMittal’s Results for the Fourth Quarter of 2015 and Full-Year 2015

Exhibit 99.2	Certain Other Recent Developments